

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 10, 2008

Via U.S. mail and facsimile

Mr. J. Larry Sorsby
Chief Financial Officer
Hovnanian Enterprises, Inc.
110 West Front Street, P.O. Box 500,
Red Bank, New Jersey 07701

      RE: Form 10-K for the year ended October 31, 2007
               Form 10-Q for the quarter ended January 31, 2008
                 File No. 1-8551

Dear Mr. Sorsby:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3689.

                        Sincerely,

                        John Hartz
                        Senior Assistant Chief Accountant